



03058671

NO ACT
P.E. 2-10-03
0-9463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 4, 2003

Karen Austin
Senior Vice President and General Counsel
American Building Control, Inc.
1301 Waters Ridge Drive
Lewisville, TX 75057

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2003

Re: American Building Control, Inc.
Incoming letter dated February 10, 2003

Dear Ms. Austin:

This is in response to your letter dated February 10, 2003 concerning the shareholder proposal submitted to American Building Control by Frida S.A. We also have received a letter on the proponent's behalf dated February 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: James D. Dunkin
Munsch Hardt Kopf & Harr, P.C.
4000 Fountain Place
1445 Ross Avenue
Dallas, TX 75202-2790

CRGH

MUNSCH HARDT
KOPF & HARR PC
ATTORNEYS & COUNSELORS

RECEIVED
2003 MAR -5 AM 9:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DALLAS | AUSTIN

4000 Fountain Place
1445 Ross Avenue
Dallas, Texas 75202-2790
Main 214.855.7500
Fax 214.855.7584
Web munsch.com

Direct Dial: 214.855.7524
jdunkin@munsch.com
Direct Fax: 214.978.5343

February 27, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Via Federal Express

Re: Frida S.A. Shareholder Proposal
Commission File No. 0-9463

Ladies and Gentlemen:

This letter is submitted on behalf of Frida S.A. ("*Frida*") in response to the written notification to the Securities and Exchange Commission (the "*Commission*") by American Building Control, Inc., formerly known as Ultrak, Inc. (the "*Company*"), expressing the Company's intention to omit Frida's shareholder proposal (the "*Proposal*") from its 2003 proxy materials. The Proposal is attached hereto as Exhibit A.

It is our client's position that the Proposal fully complies with the applicable provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and that the Company's purported grounds for omitting the Proposal are without merit. On behalf of Frida, we respectfully request the Commission to advise the Company that the Commission will not concur in the Company's opinion that the Proposal may be omitted from the Company's proxy materials. In connection with that request, Frida has provided us with all of the factual information set forth in this letter.

I. Rule 14a-8(i)(4): Personal Grievance

On January 16, 2003, Frida requested and recommended that the Board of Directors take all proper actions necessary or appropriate to effect the dissolution and liquidation of the Company. Shortly thereafter, on February 10, 2003, the Company requested the Commission to concur in the Company's opinion that the Proposal may be omitted from the Company's proxy materials. Among the Company's reasons for omitting the Proposal is the allegation that the Proposal is simply a tactic by Roland Scetbon, the President of Frida, to redress a personal grievance against the Company. The Company claims that Roland Scetbon has made threats against the Company and has a history of conflict with the Company. Roland Scetbon has informed us that these allegations are not supported by the facts.

Roland Scetbon has been concerned for some time about the Company's ability to run its business profitably. Roland Scetbon believes that, during the past four to five years, the Company has had a history of making poor investment decisions that have resulted in significant losses to the

Company and to its shareholders. For example, between 1998 and 1999, the Company decided to centralize European operations in Antwerp, Belgium to "consolidate purchasing, reduce overhead, and create efficiencies" by opening a European distribution center in Antwerp. A very short time later, in the fourth quarter of 2000, the Company reversed course, concluded that the European distribution center would not be cost effective, and wrote off $7.3 million in charges related to inventory, personnel, fixed assets, and lease termination costs at that site. This $7.3 million write-off was part of a total write-off of $47 million in the year 2000 necessitated by "new strategy and vision created by [the Company's] new management team."

Between 1996 and 1999, the Company spent more than $27 million in cash and stock to acquire various European companies, including Bisset, the company formerly owned by the Scetbon family. In the fourth quarter of 2000, the Company wrote off more then $20 million related to its European operations that had been or were in the process of being discontinued.

In 1997, 1998, and 1999, the Company reported a net profit of only 1.2%, 1.7%, and 0.2% of net sales, respectively. In 2000, the year of a $47 million write-off, the Company reported a net loss of 28.9% of net sales, followed by a net loss of 0.9% of net sales in 2001.

The Company's actions throughout the past few years have prevented the Company's shareholders from making any money on their investments. In light of the proposed sale of the Company's core business to Honeywell International, Inc. ("*Honeywell*") for $35 million, Roland Scetbon wished to discuss the Company's treatment of the proceeds with Mr. Niklaus Zenger, the chairman of the Company. In particular, Roland Scetbon wanted to suggest to Mr. Zenger that the shareholders of the Company receive some or all of the Honeywell proceeds.

In September 2002, Roland Scetbon sent an email to the Company asking to contact Mr. Zenger. Shortly thereafter, Roland Scetbon received a phone call from Ms. Karen Austin, General Counsel of the Company, stating that she had arranged for Roland Scetbon to meet with Mr. Zenger. A meeting took place in Paris on October 18, 2002, among Roland Scetbon, Roland Scetbon's brother Rene Scetbon, Mr. Zenger, Ms. Austin, and a fifth person assumed to be Mr. Gerard Codeluppi. Roland Scetbon expressed his concern that the proceeds from the Honeywell sale would be wasted by the Company and reviewed the Company's loss of money and lack of profitability in the past years. Roland Scetbon explained that the Honeywell sale would realize approximately $3 per share outstanding and suggested that some or all of the proceeds be distributed to the Company's shareholders. Mr. Zenger disagreed and stated that the Honeywell proceeds should be retained in the Company and invested in new opportunities. Roland Scetbon then suggested to Mr. Zenger, and Mr. Zenger only, that if Mr. Zenger believed that the Honeywell proceeds could be invested profitably in the Company, Mr. Zenger and the group of shareholders with whom he was aligned should consider buying the shares owned by Roland Scetbon and his family for $3 per share.

The Company claims that Roland Scetbon's purpose for meeting with Mr. Zenger was to force the Company, Mr. Zenger, or another individual to purchase the shares owned by Roland Scetbon and his family. The Company also claims that Roland Scetbon threatened to interfere with the Honeywell sale if he was not given the opportunity to meet with Mr. Zenger and that Roland Scetbon threatened to force the Company into liquidation if the Company, Mr. Zenger, or another individual did not buy the shares owned by Roland Scetbon and his family. These accusations are simply not true.

Roland Scetbon's sole purpose for meeting with Mr. Zenger was to express his concern about the treatment of the Honeywell proceeds. Roland Scetbon simply wanted the Company's shareholders to realize some benefit from the sale. Although Roland Scetbon did suggest that Mr. Zenger and the group of shareholders with whom he was aligned consider purchasing the shares owned by Roland Scetbon and his family, this statement was neither made as a threat nor was it the purpose of the meeting. Furthermore, Roland Scetbon never threatened to disrupt the proposed Honeywell sale if a meeting could not be arranged with Mr. Zenger. In fact, Roland Scetbon supported the proposed sale to Honeywell, as evidenced by his attendance at the Special Meeting of Shareholders held in Lewisville, Texas, on December 20, 2002, where Roland Scetbon voted in favor of the Honeywell transaction. Contrary to the Company's allegations, Roland Scetbon did not threaten to force the Company into liquidation at any time. As evidence of the cordial tone of the meeting in Paris, Roland Scetbon received an email from Ms. Austin following the meeting stating, "We want to advise you that we are not aware of a buyer for your shares at $3 per share. We appreciate meeting you and your brother in Paris and wish you well in the future."

The Company makes reference in its letter to the Commission to a lawsuit, Case No. 2002-50195-367, brought by the Company against Roland Scetbon and Rene Scetbon on August 14, 2002, in the District Court of Denton County, Texas. Our client believes that the claims set forth in the lawsuit are without merit, and, in any event, the Company brought the lawsuit, not Frida. Aside from showing that the Company is the instigator of any conflict between the Company and Roland Scetbon, the existence of this lawsuit is irrelevant. Roland Scetbon had frequently expressed displeasure with the management of the Company well before the lawsuit was filed and would have made the Proposal even if the Company had not brought the lawsuit.

Roland Scetbon also frequently expressed his displeasure with the management of the Company well before the October 2002 meeting. Therefore, it is the Company, rather than Roland Scetbon, that appears to be acting out of a personal grievance. Our client believes that this personal grievance is demonstrated by the fact that the Company is the one making false allegations in connection with the Proposal and pursuing a meritless lawsuit against Roland Scetbon and his brother. At no time has Roland Scetbon threatened the Company or conducted himself in a way that could be perceived to be a threat to the Company. The Company cites three no-action letters in support of its position. However, none of them is applicable to our situation because the true facts are not as the Company relays them.

The Company refers to *Cummings Inc.* (February 6, 1980), in which a shareholder demanded that the company buy his shares at a price in excess of their market value. When the company refused, the shareholder threatened the company by stating that he would soon demand other things, such as a position on the board of directors. The shareholder made a proposal that the company liquidate, and the Commission deemed the shareholder's proposal to be a tactic to redress a personal grievance. *Cummings Inc.*, however, can be distinguished from the present facts.

Contrary to the facts in *Cummings Inc.*, Roland Scetbon never demanded that the Company purchase his shares. Roland Scetbon simply made the suggestion to Mr. Zenger that he and the group of shareholders with whom he was aligned consider purchasing the shares owned by Roland Scetbon and his family. This suggestion was made, not as a demand but rather, to flush out whether they truly believed the Company's stock would continue to be worth an amount at least equal to the per share proceeds of the Honeywell sale. Roland Scetbon never made any threats to the Company or demanded that the Company take any actions. Roland Scetbon's sole motivation throughout this entire process has been to protect the Company's shareholders.

The Company cites *BankAmerica Corporation* (January 22, 1998) and *Cabot Corporation* (November 24, 1989) as well. However, neither of these no-action letters is persuasive because the facts are not similar to the present situation. In *BankAmerica Corporation*, the shareholder's proposal was found by the Commission to be a redress of a personal grievance because the shareholder had previously brought frivolous lawsuits against the company and had a history of harassing the company. The shareholder in *Cabot Corporation* had also been involved in numerous conflicts with the company. Unlike the proponent in *BankAmerica Corporation* and *Cabot Corporation*, Roland Scetbon has neither commenced frivolous lawsuits against the Company nor engaged in any action that could be considered to be harassment of the Company. Although the Company recently sued Roland Scetbon and his brother, Roland Scetbon has never initiated any conflict with the Company and does not have a history of continued conflict with the Company.

Rule 14a-8(i)(4) of the Exchange Act states that a shareholder's proposal may be omitted from a company's proxy materials "[i]f the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." This provision does not apply to the facts of this situation. Frida's Proposal is not aimed at redressing a personal grievance. The Company has struggled financially over the past few years, and Roland Scetbon is concerned that the shareholders are not making any money on their investments and that the Company's assets, including the proceeds of the Honeywell transaction, will continue to be squandered. Moreover, the Proposal will not benefit Frida alone; all shareholders will reap the benefits of the Company's liquidation.

II. Rule 14a-8(i)(3): False and Misleading Statements

The second argument that the Company raises in support of its desire to omit the Proposal from the Company's proxy materials is that portions of the Proposal and the supporting statement are false and misleading. In particular, the Company claims that the following statements may be omitted pursuant to Rule 14a-8(i)(3):

- The entire Proposal because it does not expressly contemplate the expenses associated with a liquidation of the Company, including the costs of canceling the Company's contracts and the tax consequences of a liquidation;

- The first sentence of the supporting statement addressing the "shareholders' desires to realize the full value of their shareholdings in the Corporation;"

- The fourth sentence of the supporting statement, which reads, "It is the opinion of the proponent that the current market price of the Corporation's stock does not reflect the true value of the underlying assets because of investors' lack of confidence that the Corporation's present management is prepared to adopt appropriate strategies with respect to the business of the Corporation and its future prospects so as to enable the Corporation and its shareholders to realize or benefit from such value;" and

- The last sentence of the supporting statement, claiming that "[i]t is the proponent's opinion that management's failure to date to actively pursue this course of action has been detrimental to the Corporation and its shareholders."

The Company's arguments fail under the analysis set forth in past no-action letters issued by the Commission. With respect to the Company's argument that the Proposal is misleading because it does not contemplate the expenses and tax consequences associated with a liquidation, the Commission has previously stated that it does not consider this information to be a necessary inclusion in a proposal to liquidate. In *Pantepec International, Inc.* (May 18, 1987), the Commission stated,

> "You assert that the Proposal and Supporting Statement are incomplete because they fail to inform shareholders of the nature of Pantepec's assets and certain difficulties and expenses of liquidation. It is our opinion that the omission of this information would not materially impair a shareholder's understanding of the Proposal or Supporting Statement. Moreover, management will have ample opportunity to present this information to shareholders in its statement in opposition to the Proposal set forth in the proxy material."

In addition, in *Texaco Inc.* (March 26, 1986), the Commission held that a company could not omit a shareholder's proposal to liquidate even though the company claimed that the proposal could be omitted pursuant to Rule 14a-8(c)(3), which is now Rule 14a-8(i)(3). The company argued that the shareholder's proposal was misleading because it failed to explain the tax consequences of a liquidation. The company also argued that the shareholder's proposal violated Rule 14a-8(c)(6) (now Rule 14a-8(i)(6)) because the company could not possibly liquidate within the one-year time frame set forth in the tax laws. After considering the company's arguments, the Commission did not concur in the company's decision to omit any portion of the shareholder's proposal from its proxy materials.

The Company in the present case makes the same arguments that the companies in *Pantepec International, Inc.* and *Texaco Inc.* made in the no-action letters discussed above. According to the Commission's responses in each of the no-action letters, these arguments are not persuasive. A shareholder's proposal to liquidate need not contain information regarding the expenses associated with a liquidation or the tax consequences of such liquidation. Moreover, a company's inability to meet the one-year liquidation time frame required by tax laws is not a valid reason to omit a shareholder's proposal to liquidate. In the present situation, the Company states that it is doubtful that it can liquidate within one year. Although the Company brings this argument under Rule 14a-8(i)(3), it is the same argument raised by the company in *Texaco Inc.* in its discussion of Rule 14a-8(c)(6). For these reasons, Frida's Proposal should not be declared false and misleading because it fails to consider the expenses of liquidation, the tax consequences of liquidation, and the Company's inability to liquidate within one year.

The Company objects to three specific statements contained in the supporting statement of the Proposal. The Company first objects to the statement that the shareholders desire "to realize the full value of their shareholdings in the Corporation." However, a similar statement was permitted in *Excalibur Technologies Corporation* (May 11, 2000). In *Excalibur Technologies Corporation*, a shareholder stated in his supporting statement that the company was not committed to "maximizing the value to the shareholders of their holdings in the Company." Similar to the Company's arguments in the present situation, the company in *Excalibur Technologies Corporation* argued that it was committed to maximizing shareholder value. However, the Commission allowed the shareholder's statement to remain in the supporting statement.

The Company also takes issue with the fourth sentence of the supporting statement, which reads, "It is the opinion of the proponent that the current market price of the Corporation's stock does not reflect the true value of the underlying assets because of investors' lack of confidence that the Corporation's present management is prepared to adopt appropriate strategies with respect to the business of the Corporation and its future prospects so as to enable the Corporation and its shareholders to realize or benefit from such value." This entire statement is couched as Frida's opinion and therefore does not violate Rule 14a-8(i)(3) or Rule 14a-9. The statement is not false or misleading because it expressly announces that the statement is simply the opinion of the proponent. Furthermore, the Commission has permitted certain portions of this statement to be included in past supporting statements.

In *St. Paul Bancorp, Inc.* (February 5, 1999), a shareholder was permitted to retain the following sentence in his supporting statement: "It is our opinion that *investors lack confidence that present management is prepared to adopt strategies* that would bring the operating performance of the company to a satisfactory level within a reasonable time" (emphasis added). In addition, in *The Southern Africa Fund, Inc.* (January 23, 2002), the Commission allowed a shareholder to state that "every shareholder will *benefit*" from the proposed action as long as the statement was expressed as the opinion of the proponent (emphasis added). Just as these opinions were permitted in past supporting statements, they should be permitted in Frida's supporting statement as well.

The final phrase to which the Company objects is the statement that "[i]t is the proponent's opinion that management's failure to date to actively pursue this course of action has been detrimental to the Corporation and its shareholders." This statement is expressed as Frida's opinion and thus is not false or misleading. Moreover, this statement was allowed by the Commission in *St. Paul Bancorp, Inc.* and *Excalibur Technologies Corporation*. The supporting statement in *St. Paul Bancorp. Inc.* included a statement that investors "believe[d] that management's failure to actively pursue a sale or merger has been *detrimental to shareholders*," and the supporting statement in *Excalibur Technologies Corporation* stated that "[i]t is the proponent's opinion that management's failure to date to actively pursue any of these options [sale, merger, or liquidation] has been *detrimental to the Company and its shareholders*" (emphasis added).

Past no-action letters support Frida's position that its Proposal and supporting statement are in compliance with Rule 14a-8(i)(3). The Proposal does not need to contain additional information regarding expenses and tax ramifications of a liquidation, and the provisions in the supporting statement to which the Company objects are not misleading, as evidenced by their inclusion in past supporting statements. However, if the Commission finds that any portion of the Proposal or its supporting statement is false or misleading, Frida will gladly amend its Proposal and supporting statement to reflect any changes recommended by the Commission.

III. Rule 14a-8(i)(6): Absence of Power/Authority

The final reason given by the Company to exclude the Proposal from the Company's proxy materials is that "it is not possible to effect the Proposal under Delaware law." Section 275 of the Delaware General Corporation Law states that the dissolution of a corporation may occur in one of two ways. The Board of Directors can adopt a resolution, and the majority shareholders can approve the Board's resolution, or a dissolution can be effected by the unanimous written consent of the corporation's shareholders. The Company claims that dissolution cannot be obtained in this instance because the Board of Directors will not resolve to liquidate the Company, and, since the Board members own shares of the Company, unanimous written consent in favor of dissolution cannot be obtained.

Frida's Proposal that the Company liquidate is not beyond the power or authority of the Company to implement. Simply because the Board of Directors may choose not to liquidate the Company does not mean that the Company does not have the power or authority to liquidate or that the shareholders should be denied the opportunity to vote on the Proposal. Furthermore, the entire Proposal is worded as a request and recommendation and leaves the decision of how to implement the Proposal to the discretion of the Board of Directors.

The Company's argument that it does not have the power or authority to implement the Proposal under Section 275 of the Delaware General Corporation Law has been made numerous times before by many other companies to no avail. However, this argument is normally couched as a Rule 14a-8(i)(1) violation. In each of the following no-action letters, the Commission stated that Section 275 of the Delaware General Corporation Law would not provide the basis for a company's decision to omit a shareholder's proposal to liquidate: *Magellan Petroleum Corporation* (December 10, 1992) (stating that the proposal must be cast as a request or recommendation); *Texaco Inc.* (March 26, 1986); and *Union Special Corporation* (April 9, 1985).

Based on the foregoing arguments, Frida believes that the Proposal meets all of the applicable requirements of Rule 14a-8 and should be included in the Company's 2003 proxy materials.

Please direct any questions regarding this matter to the undersigned at (214) 855-7524 or to Sally A. Schreiber, Esq. at (214) 855-7598. Thank you for your consideration in this matter.

Very truly yours,

MUNSCH HARDT KOPF & HARR, P.C.

By: 
Jamie D. Dunkin, Esq.

cc: Karen Austin, Senior Vice President and
General Counsel for American Building Control, Inc.
George W. Hanthorn, Esq.
Roland Scetbon, President of Frida S.A.
Sally A. Schreiber, Esq. (of Firm)

<u>EXHIBIT A</u>

PROPOSAL

RESOLVED, that the shareholders of the Corporation hereby request and recommend that the Board of Directors, on or before December 31, 2003, take all proper actions necessary or appropriate to effect the dissolution and liquidation of the Corporation and, in connection therewith, sell substantially all of the Corporation's assets and distribute the net proceeds thereof, after payment or satisfaction of all of the Corporation's liabilities, to the shareholders of the Corporation, all in such manner and on such terms as the directors may determine will best minimize expenditures and maximize shareholder value.

Supporting Statement:

The purpose of this proposal is to advise the Board of Directors of the shareholders' concerns with respect to the direction of the Corporation and of the shareholders' desires to realize the full value of their shareholdings in the Corporation. It is the view of the proponent of this proposal that management's activities to date have prevented the achievement of such a result. The proposal requests the directors to consider the sale of substantially all of the Corporation's remaining assets with a view to maximizing the value to the shareholders of their holdings in the Corporation. It is the opinion of the proponent that the current market price of the Corporation's stock does not reflect the true value of the underlying assets because of investors' lack of confidence that the Corporation's present management is prepared to adopt appropriate strategies with respect to the business of the Corporation and its future prospects so as to enable the Corporation and its shareholders to realize or benefit from such value. Thus the proponent believes that effecting the sale of substantially all of the Corporation's remaining assets would be the most attractive and beneficial course of action at this time. It is the proponent's position that this possibility should be actively considered by the Board of Directors. It is the proponent's opinion that management's failure to date to actively pursue this course of action has been detrimental to the Corporation and its shareholders.

If you AGREE with this proposal, please mark your proxy card FOR this resolution.


PROCESSING
SEC MAIL
RECEIVED
FEB 19 2003
SECTION
187
WASH., D.C.

AMERICAN BUILDING CONTROL, INC.
1301 Waters Ridge Drive
Lewisville, Texas 75057

February 10, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re: American Building Control, Inc.
Commission File No. 0-9463
Omission of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of American Building Control, Inc. (the "Company"), enclosed for filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, are six copies of: (i) a proposal (the "Proposal") received from Frida S.A. ("Frida"), a beneficial owner of shares of Common Stock of the Company ("Common Stock"), proposed to be presented at the Company's 2003 Annual Meeting of Stockholders and its related statement in support of its proposal, (ii) this letter, which contains a statement (the "Statement") of the reasons why the Company believes the Proposal may be omitted from its proxy materials, and (iii) an opinion letter. The Proposal requests the Board of Directors of the Company to take such actions necessary to dissolve and liquidate the Company by effecting the sale of substantially all of the Company's assets and distributing the net proceeds to the Company's stockholders.

Please be advised that the Company intends to mail its proxy materials for the 2003 Annual Meeting of Stockholders (the "Stockholders Meeting") on or about May 16, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter and the Proposal are being filed with the Commission no later than 80 calendar days before the Company files with the Securities and Exchange Commission (the "Commission") its definitive proxy materials in connection with the Stockholders Meeting.

We respectfully request that you concur in the Company's opinion that the Proposal may be omitted from its proxy materials and request your confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from its proxy materials. The Company believes that the Proposal may be excluded from its proxy materials for the following reasons:

I. The Proposal is excludable under Rule 14a-8(c)(4) because it relates to the redress of a personal claim or grievance of the proponent.

Frida has proposed that the Company's Board of Directors, on or before December 31, 2003, take all proper actions necessary to effect the dissolution and liquidation of the Company and, in connection therewith, sell substantially all of the Company's assets and distribute the resulting net proceeds, after payment of all of the Company's liabilities, to the Company's stockholders in such a manner as the Board of Directors determines best minimizes expenditures and maximizes stockholder value. The Company's management believes that the Proposal by Frida, a French company whose President is Roland Scetbon, represents a strategy by Roland Scetbon to enforce a personal claim or the redress of a personal grievance against the Company.

In September 1996, the Company purchased Bisset, S.A., a French company principally owned by Roland Scetbon and his brother, Rene Scetbon. In connection with the purchase, the Scetbons entered into employment agreements with the Company pursuant to which the Scetbons agreed to refrain from competing with the Company during their employment and for two years following their employment termination. Roland Scetbon then became a member of the Company's Board of Directors. Roland Scetbon's Board membership ended, and his and his brother's employment with the Company were terminated by the Company. In November 2001, the Company filed suit in Paris, France against Aasset Security, a French company that employed the Scetbons, alleging that Aasset Security engaged in unfair trade practices detrimental to the Company's operations. Additionally, on August 14, 2002, the Company filed a complaint styled Ultrak, Inc. v. Rene Scetbon and Roland Scetbon, Case No. 2002-50195-367, in the District Court of Denton County, Texas, seeking the recovery of material damages suffered by the Company in connection with the breach of non-competition agreements entered into by Roland Scetbon and his brother with the Company. The Company has alleged that the Scetbons breached their obligations under this non-competition agreement by investing in, accepting employment with, and soliciting the Company's employees on behalf of Aasset Security, a company in direct competition with the Company.

In the summer of 2002, Roland Scetbon requested a meeting with Niklaus Zenger, the Company's then Chief Executive Officer, to discuss a proposal to sell Roland Scetbon's family's shares of Common Stock to the Company, Mr. Zenger, or an individual designated by the Company. If this meeting could not be arranged, the Company's management was informed that the Scetbons would attempt to interfere with the Company's pending sale of its CCTV division to Honeywell International Inc. (the "Honeywell Asset Sale").

On September 18, 2002, Roland and Rene Scetbon met with Mr. Zenger, Gerard Codeluppi, then a member of the Company's Board of Directors, and Karen Austin, the Company's General Counsel, in Paris, France. At the meeting, Roland Scetbon proposed that the Company, Mr. Zenger, or another individual purchase shares of Common Stock then held by Roland Scetbon and his family for $3.00 per share, which represented a significant premium over the current market value. The per share market price of the Common Stock as of September 18, 2002 was $1.03. Roland Scetbon claimed that he, his brother, and their father then held approximately 700,000 shares of Common Stock, and had control over additional shares of Common Stock that would bring the total to one million shares. Though Roland Scetbon indicated that he did not believe that the Honeywell Asset Sale was not in the best interests of the Company and its stockholders, he still threatened that he would contact other stockholders and take necessary action to force the Company into liquidation. Mr. Zenger explained that any such action undertaken by Roland Scetbon at that time could jeopardize the consummation of the Honeywell Asset Sale, since Honeywell required the Company to have the financial viability to fulfill future obligations for at least 18 months through June 2004 and had retained $5,400,000 of the purchase price (out of $36,000,000) to hold the Company accountable for its representations and warranties. Roland Scetbon stated that there would be "a storm" if the Company, Mr. Zenger, or another individual did not purchase his family's shares of Common Stock. Roland Scetbon reiterated that the per share purchase price for his shares would be $3.00 and no less. Following this meeting, Mr. Zenger, after consultation with other members of the Company's management, responded to Roland Scetbon that neither the Company nor he were willing to purchase Roland Scetbon's family's shares.

On January 21, 2003, as threatened by Roland Scetbon at the September 18, 2002 meeting, the Company received a proposal from Frida for the Company's Board of Directors to take action to liquidate and dissolve the Company. It is apparent to the Company that Frida and Roland Scetbon, in putting forth the Proposal, have chosen the shareholder proposal alternative to continue Roland Scetbon's ongoing campaign against the Company and its present management. The Commission has emphasized that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may be omitted from proxy materials "if it is clear to the issuer from the facts that the proponent is using the material as a tactic designed to redress a personal grievance...." Thus, a proposal may be excludable even if, on its face, it does not reveal the underlying dispute or grievance. See Commission Release No. 34-19135 (October 14, 1982); Cummings, Inc. (February 6, 1980); BankAmerica Corporation (January 22, 1998).

In Cummings, the proposal provided for, among other things, the liquidation of the company with the proceeds of an asset sale to be distributed to stockholders. The proponent had previously phoned the company's president and told him that he was purchasing stock from small stockholders and would be helping the company by eliminating "odd-lot" stockholders. Like Roland Scetbon, he stated that he wished to sell these shares to the company at a price in excess of their market value. He later stated that he would soon demand other things from the company, such as a board seat. Based on these events, the Commission's Division of Corporation Finance (the "Division") took the view that the proposal was being used as a tactic to redress a personal grievance and was an abuse of the shareholder process.

Similarly, in BankAmerica Corporation, the proposal submitted was also neutral on its face in that it called for tying the rate of increase of executive compensation to the rate at which the company's dividend increased. The proponent, however, was involved in litigation with the company related to a loan on a real estate project. While the proposal did not relate to the issue in dispute, based on the context in which it was received, the company deemed it was merely another tactic to attempt to redress a personal grievance and the Division concurred.

Moreover, the Division has concluded that proposals may properly be excluded under Rule 14a-8(c)(4) where there is a history of disputes between an individual, in his role as an employee, and the company. In Cabot Corporation (November 24, 1989), for example, the shareholder proposals requested that the board establish an ethics committee and that the shareholders rescind board resolutions relating to limitation of liability for directors' indemnification. In its statement of intent to omit, the company presented background information concerning the proponent's previous employment relationship with the company, including the proponent's allegations of age discrimination against him by the company and claims for various employee benefits. The Division concluded that the proposals were "initiated in response to, and have a singular purpose directed to, the disposition of the proponent's personal claims against the company."

The facts in the instant case are clearer than those underlying Cummings, BankAmerica, and Cabot. The underlying dispute here is between the Company and an individual whose connection with the Company is much more than just as a shareholder. Roland Scetbon, in addition to being a beneficial owner of shares of Common Stock, has been a member of the Company's Board of Directors and an employee. Roland Scetbon's motives in submitting the Proposal do not relate to his status as a stockholder; rather it is submitted to punish the Company for its suit against him and his brother and the Company's management's refusal to find a buyer for Roland Scetbon's and his family's shares of Common Stock at a price greater than the prevailing market price. The events surrounding this litigation and his efforts to sell such shares, including his submission of a shareholder proposal, like the events in Cummings, BankAmerica and Cabot, suggest a clear and consistent pattern of an individual using any and all means at his disposal to redress a personal grievance. For this reason, the Company should be permitted to omit the Proposal based on Rule 14a-8(c)(4).

II. The Proposal is excludable under Rule 14a-8(i)(3) because it contains statements that are false and misleading within the meaning of Rule 14a-9.

The supporting statement submitted with the Proposal includes additional statements that, while not false on their face, may be misleading. The Proposal suggests that the Company's Board of Directors and management are not committed to enabling the Company's shareholders "to realize the full value of their shareholdings in the Corporation," and that their actions have been "detrimental to the Corporation and its shareholders." Such an implication, for which Frida provides no factual foundation, impugns the character and integrity of the Company's management and thereby violates Rule 14a-9. On the contrary, a fundamental goal of the Company's Board of Directors and management is to maximize stockholder value, and the operations of the Company are conducted and managed with this goal in mind.

The judgment of the Company's Board of Directors and management, who have considered and continue to consider all alternatives, including the liquidation of the Company, is that stockholder value would not be maximized by presently liquidating the Company. In the opinion of management, the assets of the Company are significantly more valuable to the stockholders as a going concern, as opposed to being sold in a liquidation. To cease business at this time would deprive the stockholders of the benefit of the years of goodwill that have been built up by the Company, and potentially the $5,400,000 plus $2,200,000 holdback from Honeywell. The stockholders have ample opportunity to realize liquidity through the sale of their shares in the open market.

The Proposal does not contemplate the cancellation of long-term contracts of the Company, as well as long-term leases. The Proposal simply and naively proposes that the proceeds of the sale of the assets, after payment of liabilities, be distributed to the stockholders. The Company's management estimates that the negotiation of the cancellation of these contracts that are currently in place would have a significant adverse effect upon the net proceeds to be realized in any liquidation, and the effect of such cancellations could possibly eliminate the net worth of the Company.

The Proposal also does not take into consideration the tax effect of a liquidation. Unless very careful steps are taken in compliance with the Internal Revenue Code, a liquidation of the sort proposed by Frida would result in the imposition of taxes upon the sale of the assets (at the corporate level), followed by the imposition of taxes to the stockholders upon the payment of the liquidating distribution. The maximum period of time within which a liquidation can be accomplished in compliance with the tax laws is one year. The Company's management believes that it is doubtful that the Company could halt its operations, resolve the negotiation of the cancellation of its many contracts, terminate its personnel, find buyers for the assets, negotiate favorable prices, pay off all debts, and liquidate within a one-year period of time, let alone by December 31, 2003. Thus, the effect of a taxable liquidation (taxable both at the corporate and stockholder levels) would be significant and would further deplete the value of any proceeds to be received by stockholders in liquidation.

Frida also asserts in the supporting statement that the "current market price of the Corporation's stock does not reflect the true value of the underlying assets because of investors' lack of confidence that the Corporation's present management is prepared to adopt appropriate strategies with respect to the business of the Corporation and its future prospects so as to enable the Corporation and its shareholders to realize or benefit from such value." Although the Division's practice is to permit statements that otherwise might be misleading to be presented in the form of an opinion, Frida's opinion regarding alleged management failure assumes as a factual premise, and not an opinion, that the Company's management has failed to adopt "appropriate strategies." This assertion is untrue and should be omitted. The Company's Board of Directors and management are continually reviewing the Company's strategic options, including the sale or disposition of shares in the Company or its assets, strategic alliances, acquisitions, joint ventures, and other transactions. For these reasons, the Company's management believes that the Proposal is misleading and may be omitted pursuant to Rule 14a-8(i)(3).

If the Division does not agree that the Proposal may be omitted in its entirety, the Company requests that the Division permit the Company to omit such portions of the Proposal and supporting statement that may be false or misleading. The Staff has on numerous occasions instructed proponents to delete or revise misleading statements in proposals of the type concerned. See Lubrizol Corporation (February 10, 1999); Penn Virginia Corporation (February 24, 1997); Continental Information Systems Corporation (August 8, 1997).

III. The Proposal is excludable under Rule 14a-8(i)(6) because the Company would lack the authority to implement the Proposal

Rule 14a-8(i)(6) provides that a stockholder proposal may be excluded from a company's proxy materials "[i]f the company would lack the power or authority to implement the proposal." Thus, the Proposal may be excluded under Rule 14a-8(i)(6) because it is not possible to effect the Proposal under Delaware law. Delaware General Corporation Law §275 provides that the dissolution of a Delaware corporation can occur in one of two ways. The first method requires that the company's board of directors adopt a resolution, submit it to the company's stockholders, and that a majority of the company's stockholders approve the resolution. The second method requires the written consent of all of the company's stockholders. The Proposal may be excluded because neither of the acceptable methods is possible. First, the Company's Board of Directors has determined that dissolution of the Company is not in the best interests of the stockholders and thus will not propose dissolution to the stockholders. Second, written consent cannot be obtained from all stockholders. Members of the Company's Board of Directors and management hold shares in the Company and have already determined that dissolution is not in the best interests of the Company or the stockholders. Thus, in the unlikely event that every other stockholder consented to the dissolution, the Proposal would still fail because the directors and management owning shares would not vote in favor of the Proposal.

* * *

The Company respectfully requests confirmation that the Division concurs with the grounds for omitting the Proposal from its proxy materials for the Stockholders Meeting. The Company requests that the Division confirm that it will not recommend any enforcement action if the Company's management excludes the Proposal. By requesting the preceding from the Division, the Company does not waive any rights it might have to request additional information or support from Frida or object in any other appropriate manner to the Proposal.

I would appreciate hearing from you by March 1, 2003, so that the Company may finalize its proxy materials. If the Division believes that it will not be able to take the no-action position set forth above, we would appreciate the opportunity to confer with the Division prior to the issuance of a negative response.

Pursuant to Rule 14a-8(j), by copy of this letter, we are advising Frida that the Company intends to omit the Proposal from its proxy materials and are providing it with a copy of the Company's Statement. I have also enclosed an additional copy of this letter that I would appreciate being date-stamped on the date this request for omission is filed and returned to me in the postage-paid and pre-addressed envelope provided.

If you have any questions regarding this matter or require additional information, please feel free to call me (972 353-6652) or Chris Sharng, the Company's Chief Financial Officer (972 353-6457).

Sincerely,

American Building Control, Inc.

By: 

Karen Austin, Senior Vice President and General Counsel

DALLAS 1242136v4

FRIDA S.A.

A consulting and marketing company

Date: January 16, 2003

American Building Controls, Inc.
1301 Waters Ridge Drive
Lewisville, TX 75057
USA

Objet:
Attention: Chris T. Sharng

Dear Mr. Sharng:

The undersigned, Frida S.A. ("Frida"), the beneficial owner of 243,153 shares of Common Stock, $0.01 par value, of American Building Control, Inc. (formerly Ultrak, Inc.) (the "Company"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, hereby gives notice of its intent to introduce the enclosed Shareholders Resolution (the "Proposal") at the 2003 Annual Meeting of Shareholders of the Company, and directs that the Proposal and the accompanying enclosed Supporting Statement be included in the Company's proxy materials for the 2003 Annual Meeting.

Frida acquired its shares of the Company stock more than one year ago; such shares constitute as least $2,000 in market value and 1% of the securities entitled to vote on the Proposal and have been beneficially owned by Frida for at least one year. Frida intends to continue to beneficially own such shares through the date on which the meeting is to be held. Documentary support of Frida's beneficial ownership of such shares is enclosed. Frida's address appears above.

Thank you for your attention to this matter.

Sincerely yours,



Roland Scetbon
President

Avenue de Tervueren, 82
B-1040 BRUSSELS
Belgium

N° TVA :BE548.372.049
RC: Brussels 607 343
Tel : +32 2 740 0410
E-mail: frida@scetbon.com

PROPOSAL:

RESOLVED, that the shareholders of the Corporation hereby request and recommend that the Board of Directors, on or before December 31, 2003, take all proper actions necessary or appropriate to effect the dissolution and liquidation of the Corporation and, in connection therewith, sell substantially all of the Corporation's assets and distribute the net proceeds thereof, after payment or satisfaction of all of the Corporation's liabilities, to the shareholders of the Corporation, all in such manner and on such terms as the directors may determine will best minimize expenditures and maximize shareholder value.

SUPPORTING STATEMENT:

The purpose of this proposal is to advise the Board of Directors of the shareholders' concerns with respect to the direction of the Corporation and of the shareholders' desires to realize the full value of their shareholdings in the Corporation. It is the view of the proponent of this proposal that management's activities to date have prevented the achievement of such a result. The proposal requests the directors to consider the sale of substantially all of the Corporation's remaining assets with a view to maximizing the value to the shareholders of their holdings in the Corporation. It is the opinion of the proponent that the current market price of the Corporation's stock does not reflect the true value of the underlying assets because of investors' lack of confidence that the Corporation's present management is prepared to adopt appropriate strategies with respect to the business of the Corporation and its future prospects so as to enable the Corporation and its shareholders to realize or benefit from such value. Thus the proponent believes that effecting the sale of substantially all of the Corporation's remaining assets would be the most attractive and beneficial course of action at this time. It is the proponent's position that this possibility should be actively considered by the Board of Directors. It is the proponent's opinion that management's failure to date to actively pursue this course of action has been detrimental to the Corporation and its shareholders.

If you AGREE with this proposal, please mark your proxy card FOR this resolution.



Keytrade Bank nv-sa
Vorstlaan 100
Bld du Souverain 100
B-1170 Brussels / Belgium

www.keytradebank.com
info@keytradebank.com
Tel. +32 (0)2/679 90 00
Fax +32 (0)2/679 90 01

BTW/TVA BE 464 034 340
HRB/RCB 627 795
CDV/OCA 14 357

January 16, 2003

Chris T. Sharng
Secretary
American Building Controls, Inc.
1301 Waters Ridge Drive
Lewisville, TX 75057

Dear Mr. Sharng:

The undersigned, on behalf of Keytrade Bank sa/nv, the record holder of 243,153 shares of Common Stock, $0.01 par value, of American Building Control, Inc. (formerly Ultrak, Inc.) (the "Company"), does hereby certify that the beneficial owner of such shares is Frida S.A., and that Frida S.A. has owned the shares of the Company for more than one year.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Keytrade Bank sa/nv
By: LEGRAND
Its: ____________

ɘytrade Bank nv/sa

ɔrstlaan 100 Bld du Souverain Bruxelles 1170 Brussel tel. +32 2
79 90 00

ɔsitions à la date du 16/01/2003 **S.A. Frida**

98 / 299.047

Code Nom	%	Durée	Quantité	Cours	Dev	Evaluation EUR
25442 AMERICAN BUILDING CONTROL INC			243.153,00	1,100	USD	253.524,47
						253.524,47

Direct: 214-999-4510
Direct Fax: 214-999-3510
rwaggoner@gardere.com

February 10, 2003

American Building Control, Inc.
1301 Waters Ridge Drive
Lewisville, Texas 75057

Re: Opinion Letter

Gentlemen:

The dissolution of a Delaware corporation is governed by Section 275 of the Delaware General Corporation Law (the "DGCL"). Sections 275(a) and 275(b) of the DGCL require Board of Directors approval of the dissolution and a favorable vote of a majority of the shares entitled to vote. Alternatively, Section 275(c) of the DGCL permits all stockholders to approve dissolution without action of the corporation's board of directors. This opinion letter is specifically limited to the matters set forth herein.

Gardere Wynne Sewell LLP



By: ______________________
Richard L. Waggoner, Partner

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Building Control, Inc.
Incoming letter dated February 10, 2003

The proposal requests that the board of directors take all proper actions necessary or appropriate to effect the dissolution and liquidation of the company.

We are unable to concur in your view that American Building Control may exclude the entire proposal under rule 14a-8(i)(3). Accordingly, we do not believe that American Building Control may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that American Building Control may exclude the entire proposal under rule 14a-8(i)(4). Accordingly, we do not believe that American Building Control may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that American Building Control may exclude the entire proposal under rule 14a-8(i)(6). Accordingly, we do not believe that American Building Control may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Jennifer Bowes
Attorney-Advisor